SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation Rule 101(b)(8) ☐

HOLLINGER INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Series III Retractable Non-Voting Preference Shares
(Title of Class of Subject Securities)

43556C 70 5
(CUSIP Number of Class of Securities)

Frederick A. Creasey
10 Toronto Street
Toronto, Ontario
Canada M5C 2B7
(416) 363-8721

Copy to:

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, address, including zip code, and telephone number, of persons authorized to receive notices on behalf of the company)

April 21, 2003
(date exchange offer commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
* Exchange Offer to Shareholders, dated April 21, 2003
* Circular, dated April 21, 2003
* Letter of Transmittal
Notice of Change, dated May 22, 2003

*Previously furnished.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer to Purchase and accompanying Circular of Hollinger Inc. dated April 21, 2003. The terms and conditions set forth in such Offer to Purchase and accompanying Circular and the related Letter of Transmittal continue to be applicable in all respects to the Offer.

May 22, 2003

NOTICE OF CHANGE IN INFORMATION
BY
HOLLINGER INC.

IN RESPECT OF ITS

OFFER TO HOLDERS OF ITS SERIES III PREFERENCE SHARES
TO EXCHANGE ALL OF THE SERIES III RETRACTABLE NON-VOTING PREFERENCE SHARES
INTO SERIES IV RETRACTABLE NON-VOTING PREFERENCE SHARES
ON THE BASIS OF
ONE SERIES IV PREFERENCE SHARE FOR EACH SERIES III PREFERENCE SHARE

     Hollinger Inc. (“Hollinger”) hereby amends its Offer to Purchase and Circular dated April 21, 2003 (the “Offer” and “Circular”, respectively, and together, the “Offer to Purchase and Circular”) by giving notice of certain changes in the information contained in the Circular to reflect recent developments. The Offer to Purchase and Circular relate to Hollinger’s offer to its holders (“Shareholders”) of its Series III retractable non-voting preference shares (“Series III Preference Shares”) to exchange all of the Series III Preference Shares into Series IV retractable non-voting preference shares (“Series IV Preference Shares”) on the basis of one Series IV Preference Share for each Series III Preference Share, upon the terms and subject to the conditions set forth in the Offer.

     The Offer expires at 5:00 p.m. (Toronto time) on May 27, 2003 (the “Expiry Time”), unless withdrawn or extended, and is not extended by this Notice of Change. Hollinger reserves the right to withdraw the Offer and not exchange any Series III Preference Shares deposited under the Offer unless certain conditions are satisfied including the condition that not less than 5,000,000 Series III Preference Shares, being approximately 50% of the outstanding Series III Preference Shares, be deposited under the Offer and not withdrawn at the expiry of the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

     Shareholders have the right to withdraw Series III Preference Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Offer and Section 4 of this Notice, “Right To Withdraw”.

     As of May 22, 2003, there were 9,271,175 Series III Preference Shares issued and outstanding, giving effect to retractions approved by the board of Hollinger.

     All dollar references in this Offer are in Canadian dollars unless otherwise indicated.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Hollinger may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some or all of its officers and directors are residents of countries other than the United States.

Notice to U.S. Investors

     The Offer is made by a Canadian issuer for its own securities and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements incorporated by reference in the Circular have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

     Shareholders should also be aware that the exchange of the Series III Preference Shares for the Series IV Preference Shares described in the Offer to Purchase and Circular may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described in the Circular.

     THE SECURITIES OFFERED UNDER THE OFFER TO PURCHASE AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION IN THE UNITED STATES (THE “COMMISSION”), NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR OR THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE OF CHANGE IN INFORMATION

     This Notice amends and supplements the Offer to Purchase and Circular pursuant to which Hollinger offered to exchange all of the Series III Preference Shares into Series IV Preference Shares on the basis of one Series IV Preference Share for each Series III Preference Share, upon the terms and subject to the conditions set forth in the Offer.

     Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer.

1.	RECENT DEVELOPMENTS

     On May 20, 2003, Hollinger announced that retractions of all of its shares submitted on and after May 1, 2003 were suspended until further notice. Subsequent to Hollinger’s press release issued on April 29, 2003, holders submitted for retraction 2,985,734 Series III Preference Shares for aggregate retraction consideration of approximately $28,207,600 cash. After careful deliberation, Hollinger concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Accordingly, Hollinger agreed to complete the retraction of 210,000 Series III Preference Shares submitted on April 30, 2003. Retraction of the remaining shares which are not withdrawn will be completed if and when Hollinger’s liquidity position permits.

     All pending or future retractions of Series II Preference Shares and Series III Preference Shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any Retractable Common Shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II Preference Shares and Series III Preference Shares, retractions of the Retractable Common Shares will be processed in order determined by their retraction date. Accordingly, retractions of Retractable Common Shares cannot be completed as long as there are pending and unsatisfied retractions of Series II Preference Shares and Series III Preference Shares. Until completion of retractions, holders do not become creditors of Hollinger, but remain as shareholders. Holders may exercise their right to withdraw their retraction notices at any time. In order to exercise the withdrawal right, holders should contact the Computershare Call Centre – Shareholder Services at 1-800-564-6253.

2.	OTHER CHANGES IN INFORMATION

     The following amendments are made to the Circular:

a)	After the first paragraph under the heading “Ownership of Securities of Hollinger” on page 17 of the Circular, the following paragraphs are added and the table is amended to reflect the following:

On April 29, 2003, Hollinger announced that it would complete the retraction of 504,989 Series II Preference Shares and 666,050 Series III Preference Shares, for 232,293 shares of Class A common stock of Hollinger International and approximately $6,000,000 cash in the aggregate, respectively. On May 20, 2003, Hollinger announced that it would complete the retraction of 210,000 Series III Preference Shares submitted on April 30, 2003. After giving effect to such retractions, there will be 3,775,990 Series II Preference Shares (exchangeable for 1,736,955 shares of Class A common stock of Hollinger International) and 9,271,175 Series III Preference Shares outstanding.

As of May 22, 2003 there were 32,917,186 retractable common shares, no Series I Preference Shares, 3,775,990 Series II Preference Shares and 9,271,175 Series III Preference Shares issued and outstanding. To the knowledge of the directors and officers of Hollinger, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of Hollinger except as follows: Ravelston exercises control or direction over a total of 25,754,303 retractable common shares or 78.2% of the outstanding retractable common shares of Hollinger. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 78.2% of the outstanding retractable common shares of Hollinger.

b)	The second paragraph under the heading “Previous Purchase and Sales” on page 18 of the Circular is deleted and replaced with the following:

The following table provides information, as of the close of business on May 22, 2003, as to the number of Series III Preference Shares submitted for retraction on and after May 1, 2003:

Date Retractions	Number of Series III Preference	Number of Series III Preference
Submitted	Shares Submitted for Retraction	Shares Withdrawn

May 1, 2003	1,112,020	—
May 2, 2003	198,773	11,000
May 5, 2003	1,500	—
May 6, 2003	1,183,475	1,026,500
May 7, 2003	160,100	160,100
May 8, 2003	5,700	—
May 9, 2003	63,716	673,716
May 14, 2003	17,600	—
May 15, 2003	2,400	—
May 16, 2003	30,450	—
May 20, 2003	6,600	—

Hollinger’s ability to make payments on retractions or on the redemption date of its preference shares (April 30,2004 in the case of Series III Preference Shares and April 30, 2008 in the case of Series IV Preference Shares) is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International, being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

c)	The table under the heading “Price Range and Trading Volume of Series III Preference Shares” on page 19 of the Circular is amended to delete the last row and to add the following:

Period	High	Low	Volume

April 2003	$9.75	$6.10	2,745,610
May 2003 (to May 21)	8.15	6.52	803,640

Source:	Toronto Stock Exchange Stock Quotes

d)	The paragraph under the heading “Dividend Record of Hollinger” on page 19 of the Circular is amended to add the following:

On May 20, 2003, Hollinger declared a stock dividend of 0.031915 of a retractable common share, which will be paid on September 10, 2003 to shareholders of record on August 27, 2003; and in the first quarter of 2003, Hollinger paid dividends of $0.033545958 per Series II Preference Share.

3.	AMENDMENTS TO DOCUMENTATION

     The Offer to Purchase and Circular shall be read as amended in order to give effect to the changes set forth in this Notice.

4.	RIGHT TO WITHDRAW

     Except as otherwise provided in this Section, all deposits of Series III Preference Shares pursuant to the Offer are irrevocable. Series III Preference Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

a)	at any time where the Series III Preference Shares have not been taken up by Hollinger prior to the receipt by the Depositary of the notice of withdrawal in respect of such Series III Preference Shares; and

b)	if the Series III Preference Shares have not been paid for by Hollinger within three business days after having been taken up.

In addition, if:

c)	there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Series III Preference Shares may be deposited hereunder, or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the exchange terms offered where the time for deposit is not at the same time extended for more than 10 days or the waiver of a condition of the Offer); or

d)	a notice of change in respect of the information contained in the Offer and the accompanying Circular or in any subsequent notice of change or variation is delivered to persons whose Series III Preference Shares were not taken up at the date of the occurrence of the change, any Series III Preference Shares deposited under the Offer and not exchanged by Hollinger at such time may be withdrawn by or on behalf of the depositing Shareholder at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated, subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities. As a result of this Notice, Shareholders who deposit their Series III Preference Shares prior to the Expiry Time have until June 2, 2003 to exercise the withdrawal right.

     In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Series III Preference Shares within the period permitted for withdrawal. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Series III Preference Shares to be withdrawn, and (ii) specify the number of Series III Preference Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing Series III Preference Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal, except in those cases where the Series III Preference Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal.

     All questions as to the validity (including, without limitation, a timely receipt) and form of notices of withdrawal shall be determined by Hollinger in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Hollinger, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

     If Hollinger is delayed in exchanging the Series III Preference Shares or is unable to exchange Series III Preference Shares for any reason, then, without prejudice to Hollinger’s other rights, Series III Preference Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 4 (or Section 7 of the Offer) or pursuant to applicable law.

     Any Series III Preference Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

     In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both in certain circumstances. See Section 10 of the Circular and Section 5 of this Notice, “Statutory Rights”.

5.	STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Hollinger with, in addition to any other rights they may have at law, rights to rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their jurisdiction for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE OF HOLLINGER INC.

     The contents of the Offer and Circular dated April 21, 2003 and this Notice dated May 22, 2003, as well as the sending, communication or delivery thereof to the Shareholders, has been authorized by the Board of Directors of Hollinger Inc. The foregoing together with the documents incorporated therein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Series III Preference Shares.

     The foregoing, together with the documents incorporated therein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Offer and Circular as required by the securities laws of all the provinces of Canada. For the purpose of the Province of Québec, the Offer and Circular dated April 21, 2003 and this Notice dated May 22, 2003, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

DATED: May 22, 2003

(Signed) Lord Black of Crossharbour, P.C. (CAN), O.C., K.C.S.G Chairman of the Board and Chief Executive Officer	(Signed) F.A. Creasey Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Peter Y. Atkinson Director	(Signed) Charles G. Cowan Director

Office of the Depositary in Canada
Computershare Trust Company of Canada
Toronto
By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253
E-mail: caregistryinfo@computershare.com
Attention: Corporate Action for all Deposit Points

Toronto
By Hand or by Courier
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

By Mail, by Hand or by Courier

Montreal 1500 University Street Suite 700 Montréal, Québec H3A 3S8	Calgary Western Gas Tower Suite 600 530 — 8th Avenue S.W. Calgary, AB T2P 3S8	Vancouver 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.

Item 2.	Informational Legends

See the Circular, dated April 21, 2003.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Amendment No. 1 on Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

     A written irrevocable consent and power of attorney on Form F-X was filed by Hollinger Inc. with the Form CB filed on April 21, 2003.

PART IV

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on this 28th day of May, 2003.

Hollinger Inc.

By: /s/ Frederick A. Creasey Name: Frederick A. Creasey Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Prior Filing or
Exhibit No.	Description of Exhibit	Sequential Page Number

A*	Hollinger’s annual information form dated May 17, 2002	Incorporated by reference to our Annual Report on Form 40-F for the year ended December 31, 2002.

B*	Hollinger’s management proxy circular dated April 19, 2002	Incorporated by reference to our Form 6-K filed on April 23, 2002.
C*	Hollinger’s audited consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon	Incorporated by reference to our Form 6-K filed on April 23, 2003.
D*	Hollinger’s management discussion and analysis as filed with Canadian securities regulatory authorities on April 17, 2003	Incorporated by reference to our Form 6-K filed on April 23, 2003.
E*	Hollinger’s material change reports dated September 26, 2002	Incorporated by reference to our Form 6-K filed on September 23, 2002.
F*	Hollinger’s material change reports dated March 17, 2003	Incorporated by reference to our Form 6-K filed on March 10, 2003.

*	Previously furnished.